

Mail Stop 4561

May 29, 2009

Via U.S. Mail and Facsimile (609) 223-8303

Peter A. Inverso
President and Chief Executive Officer
Roma Financial Corporation
2300 Route 33
Robbinsville, NJ 08691

> **Re:** **Roma Financial Corporation**
> **Form 10-K**
> **Filed March 9, 2009**
> **File No. 000-52000**

Dear Mr. Inverso:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 5. Item 11. Executive Compensation

Short-Term Incentive Compensation, page 13 of Definitive Proxy Statement on Schedule 14A

1. Please tell us why you have not disclosed the performance targets utilized in determining short-term incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical

performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

2. Please explain to us, with a view towards improved disclosure, how the Committee determined the specific awards for each of the named executive officers under your non-equity incentive program for 2008.

Summary Compensation Table, page 18 of Definitive Proxy Statement on Schedule 14A

3. We note that the amounts paid to the named executive officers under the company's short-term incentive plan for 2008 are reported under the Bonus column of the Summary Compensation Table. However, it appears from the disclosure in your compensation discussion and analysis that these amounts were paid because certain performance measures were achieved. Please submit to the staff proposed revised disclosure that reports the amounts earned under the short-term incentive plan in the Non-Equity Incentive Plan Compensation column. For further guidance, please refer to Regulation S-K Compliance & Disclosure Interpretation 119.02. Please confirm that future filings will be revised accordingly.

Grants of Plan-Based Awards, page 18 of Definitive Proxy Statement on Schedule 14A

4. In the future, please revise this table to include all applicable columns. For example, the table should include the column entitled "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" since you had a cash incentive plan in effect in 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions and Director Independence, page 26 of Definitive Proxy Statement on Schedule 14A

5. With respect to loans made to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K, please provide the staff with, and include in future filings, the information required by Item 404(a)(5). Alternatively, confirm that Instruction 4.c. to Item 404(a) of Regulation S-K applies to all loans made and confirm that you will revise future filings to provide the disclosure set forth in the instruction. We note the disclosure that "[i]t is a firm policy of the Bank to grant insider loans under the same terms and conditions

as for non-insiders" and that "[t]here is no preferential treatment with respect to loans and rates, and such loans also do not include more than the normal risk of collectibility or present other unfavorable features."

6. It does not appear that you disclose the policies and procedures for reviewing, approving, or ratifying related-party transactions. Please provide the staff with this information and confirm that such information will be disclosed in future filings. Refer to Item 404(b) of Regulation S-K.

Exhibits

General

7. It appears that the 2008 Equity Incentive Plan should have been filed as an exhibit to the Form 10-K. Please amend the filing to include the plan. Alternatively, tell us why you do not believe the plan needs to be filed. Refer to Item 601(b)(10) of Regulation S-K. We note that the plan was filed as Appendix B to the Definitive Proxy Statement on Schedule 14A filed March 24, 2008.

Exhibit 31

8. Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b) of Regulation S-K. However, your certifications include inappropriate modifications. For example, certain parenthetical language is omitted. Please confirm that certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard. In addition, in the future, please file each certification as a separate exhibit.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel